Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210

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+1 617 570 1000

March 15, 2019

Mr. David Plattner

Mr. Tom Kluck

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Axcella Health Inc.
Draft Registration Statement on Form S-1
Submitted January 28, 2019
CIK No. 0001633070

Dear Mr. Plattner and Mr. Kluck:

This letter is confidentially submitted on behalf of Axcella Health Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on January 28, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated February 15, 2019 to William Hinshaw, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1 filed January 28, 2019

Prospectus Summary
Overview, page 1

1.                                      We note your disclosure on page 1 that, “We believe generating this rich human dataset at this early stage of development eliminates translational uncertainty.”  Please revise to clarify “translational uncertainty.”

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 111 of Amendment No. 1 in response to the Staff’s comment.

Our Pipeline, page 2

2.                                      Given the early stage of development of AXA4010, and limited disclosure you have provided with respect to such product candidate, please provide us with an analysis as to why inclusion of AXA4010 in the pipeline table here and on page 111 is appropriate.  The table is intended to provide information about your product candidates in development that are reasonably likely to result in an approved product in the foreseeable future.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 143, 144 and 145 of Amendment No. 1 in response to the Staff’s comment. The revised disclosure describes the design rationale for AXA4010, the Company’s preclinical research and development to date for this product candidate, the Company’s plans to begin a Non-IND, IRB-Approved Clinical Study for AXA4010 in 2019 and the potential non-drug and drug market opportunities depending on the development path decision the Company makes for AXA4010. Due to the Company’s development model, if the results of the Non-IND, IRB-Approved Clinical Study for AXA4010 are positive, this data alone could potentially be sufficient to support launching AXA4010 as a non-drug product such as a dietary supplement to support blood health. As a result of the proprietary insights and development work the Company has done to date and AXA4010’s potential to reach the market as a non-drug product in the short term, the Company believes AXA4010 should be included in the Company’s pipeline. The Company respectfully highlights for the Staff that the portion of the Company’s pipeline on the left side of “Development Pathway Decision” covers product development under food regulations and the Company believes that it would not need to conduct IND clinical trials and get marketing approval contemplated by the right side of the Company’s pipeline unless the Company decided to develop AXA4010 as a drug product. If the Company decides to develop AXA4010 as a potential drug candidate under an IND, the path to market would be longer and whether the product candidate is reasonably likely to result in an approved drug product would need to be determined by the Company’s interactions with the FDA, the FDA’s decision on whether to use data from the Company’s Non-IND, IRB-Approved Clinical Studies for AXA4010 in a drug development path and the results from IND clinical trials.

Implications of being an emerging growth company, page 6

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Use of Proceeds, page 88

4.                                      Please describe with greater specificity how far the proceeds from the offering will allow you to advance your various programs.  If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources.  Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent amendment to the Draft Registration Statement when it has more information about the deal size.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Stock-based Compensation, page 106

5.                                      Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range.  This information will help facilitate our review of your accounting for equity issuances.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business
Our Human-Focused AXA Development Program, page 116

6.                                      We note your disclosure on page 117 that the EMM Safety Database “synthesizes our own and third-party data on dose ranges for each EMM or combinations of EMM previously studied in humans without any or significant safety issues” and your disclosure on page 120 that, “We did not observe any significant safety issues with AXA1665 in this study ...”  Please revise your disclosure throughout the prospectus that present conclusions regarding the safety or efficacy of products to the extent that such determinations have not been made by the FDA or comparable regulatory bodies.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 117, 118 and 153 of Amendment No. 1 in response to the Staff’s comment.

AXA1665 Program, page 120

7.                                      To the extent possible, please discuss in greater detail the possible non-drug pathways that the company could pursue.  Please revise accordingly your related disclosure on pages 135 and 143.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 127, 135, 143 and 145 of Amendment No. 1 in response to the Staff’s comment.

AXA2678 Muscle Program, page 141

8.                                      We note the following disclosure on page 141:  “The above clinical observations prompted additional cell-based experiments in cultured muscle cells to gain further mechanistic insights into AXA2678’s effect on muscle mass and function.”  Please disclose what these additional cell-based experiments revealed.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 141 and 142 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions
Services agreement, page 193

9.                                      Please file the services agreement as an exhibit or advise us why such agreement is not required to be filed.  See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment but respectfully advises the Staff that it does not view the services agreement with Flagship Management as a material agreement and that it would not meet any of the tests set forth in Item 601(b)(10)(ii)(A-D) of Regulation S-K. The Company respectfully submits that the services agreement with Flagship Management does not fall within subsections A, C and D of Item 601(b)(10)(ii). Further, the Company believes that subsection B of Item 601(b)(10)(ii) of Regulation S-K is inapplicable to the agreement because the Company’s business is not “substantially dependent” on this agreement. The Company’s financial outlay under this agreement is not a material amount as amounts paid by the Company in fiscal year 2018 were only $14,000 and the Company expects such amounts to be even smaller in fiscal year 2019 and beyond. Further, the Company only draws on Flagship’s services on an as-needed basis and expects to do so on a limited basis going forward. Accordingly, the Company respectfully advises the Staff that it does not believe the agreement with Flagship Management is required to be filed under Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 197

10.                               To the extent known, please provide the information for the first two columns of the beneficial ownership table on page 197.

RESPONSE: The Company respectfully advises the Staff that it has provided the information for the first two columns of the beneficial ownership table on page 199 of Amendment No. 1.

Description of Capital Stock
Choice of forum, page 202

11.                               We note that your disclosure identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the federal securities laws.  In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

RESPONSE: The Company respectfully advises the Staff that it has clarified the scope of the exclusive forum provision by revising the disclosure on pages 84 and 205 of Amendment No. 1 in response to the Staff’s comment.

General

12.                               Please explain the meaning of all abbreviations and defined terms the first time they are used.  For example, the abbreviation PCT, which first appears on page 145, is not explained.

RESPONSE: The Company respectfully advises the Staff that it has explained the meaning of all abbreviations and defined terms the first time they are used throughout Amendment No. 1 in response to the Staff’s comment.

13.                               Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and informs that Staff that it has decided not to include any graphical materials or artwork in its prospectus.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,

/s/ Laurie A. Burlingame

Laurie A. Burlingame, Esq.

Enclosures:

cc: William Hinshaw, Axcella Health Inc.
Thomas Leggett, Axcella Health Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Peter N. Handrinos, Esq., Latham & Watkins LLP

Wesley C. Holmes, Esq., Latham & Watkins LLP